UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                            Xerium Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    98416J100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                   Peter Jeton
                               Apax Partners, L.P.
                        153 East 53rd Street, 53rd Floor
                               New York, NY 10022
                                 (212) 419 1585
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   Copies to:

                               Ron Hopkinson, Esq.
                        Cadwalader Wickersham & Taft LLP
                           One World Financial Center
                               New York, NY 10281
                                 (212) 504-6000


                                December 17, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No. 98416J100                                    Page 2 of 23
----------------------------                           -------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Apax Europe IV GP Co. Ltd.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                                        (a) [x]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY:


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (SEE INSTRUCTIONS):

        OO
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e):                                                 [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION:

        Guernsey, Channel Islands
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER:

      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER:
       OWNED BY
         EACH                   25,043,764.117
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER:
         WITH

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER:

                                25,043,764.117
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

        25,043,764.117
--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS):                                                 [ ]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

        54.4%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

        CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No. 98416J100                                    Page 3 of 23
----------------------------                           -------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Apax Europe IV GP, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                                        (a) [x]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY:


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (SEE INSTRUCTIONS):

        OO
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e):                                                 [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION:

        Delaware, United States
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER:

      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER:
       OWNED BY
         EACH                   25,043,764.117
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER:
         WITH

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER:

                                25,043,764.117
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

        25,043,764.117
--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS):                                                 [ ]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

        54.4%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

        PN (Limited Partnership)
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No. 98416J100                                    Page 4 of 23
----------------------------                           -------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Apax-Xerium APIA, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                                        (a) [x]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY:


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (SEE INSTRUCTIONS):

        OO
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e):                                                 [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION:

        Delaware, United States
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER:

      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER:
       OWNED BY
         EACH                   80,520.588
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER:
         WITH

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER:

                                80,520.588
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

        80,520.588
--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS):                                                 [ ]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

        * Less than 0.1%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

        PN (Limited Partnership)
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No. 98416J100                                    Page 5 of 23
----------------------------                           -------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Apax Europe IV-A, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                                        (a) [x]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY:


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (SEE INSTRUCTIONS):

        OO
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e):                                                 [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION:

        Delaware, United States
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER:

      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER:
       OWNED BY
         EACH                   16,674,004.107
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER:
         WITH

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER:

                                16,674,004.107
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

        16,674,004.107
--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS):                                                 [ ]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

        36.2%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

        PN (Limited Partnership)
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No. 98416J100                                    Page 6 of 23
----------------------------                           -------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Apax Europe IV-B, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                                        (a) [x]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY:


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (SEE INSTRUCTIONS):

        OO
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e):                                                 [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION:

        London, England
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER:

      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER:
       OWNED BY
         EACH                   3,509,515.145
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER:
         WITH

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER:

                                3,509,515.145
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

        3,509,515.145
--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS):                                                 [ ]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

        7.6%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

        PN (Limited Partnership)
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No. 98416J100                                    Page 7 of 23
----------------------------                           -------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Apax Europe IV-C GmbH & Co. KG
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                                        (a) [x]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY:


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (SEE INSTRUCTIONS):

        OO
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e):                                                 [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION:

        Republic of Germany
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER:

      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER:
       OWNED BY
         EACH                   1,605,931.980
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER:
         WITH

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER:

                                1,605,931.980
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

        1,605,931.980
--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS):                                                 [ ]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

        3.5%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

        PN (Limited Partnership)
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No. 98416J100                                    Page 8 of 23
----------------------------                           -------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Apax Europe IV-D, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                                        (a) [x]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY:


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (SEE INSTRUCTIONS):

        OO
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e):                                                 [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION:

        United Kingdom
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER:

      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER:
       OWNED BY
         EACH                   1,261,210.374
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER:
         WITH

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER:

                                1,261,210.374
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

        1,261,210.374
--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS):                                                 [ ]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

        2.7%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

        PN (Limited Partnership)
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No. 98416J100                                    Page 9 of 23
----------------------------                           -------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Apax Europe IV-E, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                                        (a) [x]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY:


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (SEE INSTRUCTIONS):

        OO
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e):                                                 [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION:

        United Kingdom
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER:

      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER:
       OWNED BY
         EACH                   26,996.270
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER:
         WITH

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER:

                                26,966.270
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

        26,996.270
--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS):                                                 [ ]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

        0.1%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

        PN (Limited Partnership)
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No. 98416J100                                    Page 10 of 23
----------------------------                           -------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Apax Europe IV-F, C.V.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                                        (a) [x]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY:


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (SEE INSTRUCTIONS):

        OO
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e):                                                 [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION:

        The Netherlands
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER:

      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER:
       OWNED BY
         EACH                   1,176,760.502
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER:
         WITH

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER:

                                1,176,760.502
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

        1,176,760.502
--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS):                                                 [ ]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
        2.6%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

        PN (Limited Partnership)
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No. 98416J100                                    Page 11 of 23
----------------------------                           -------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Apax Europe IV-G, C.V.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                                        (a) [x]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY:


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (SEE INSTRUCTIONS):

        OO
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e):                                                 [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION:

        The Netherlands
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER:

      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER:
       OWNED BY
         EACH                   692,212.060
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER:
         WITH

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER:

                                692,212.060
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

        692,212.060
--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS):                                                 [ ]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
        1.5%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

        PN (Limited Partnership)
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No. 98416J100                                    Page 12 of 23
----------------------------                           -------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Apax Europe IV-H GmbH & Co. KG
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                                        (a) [x]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY:


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (SEE INSTRUCTIONS):

        OO
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e):                                                 [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION:

        The Republic of Germany
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER:

      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER:
       OWNED BY
         EACH                   16,613.089
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER:
         WITH

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER:

                                16,613.089
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

        16,613.089
--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS):                                                 [ ]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

        *Less than 0.1%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

        PN (Limited Partnership)
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

      This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.01 per share (the "Common Stock"), of Xerium Technologies, Inc., a Delaware corporation ("Xerium" or the "Company"). Xerium's principal executive office is located at 14101 Capital Boulevard, Youngsville, NC 27596. The Reporting Persons (as defined below) are filing this Schedule 13D to report that their beneficial ownership interest in Xerium has increased more than 2% since the filing of a Schedule 13G by Apax Europe IV GP Co. Ltd. with respect to the Common Stock on February 13, 2007 (the "Schedule 13G"). This Schedule 13D supersedes the Schedule 13G.

      ITEM 2. IDENTITY AND BACKGROUND.

      (a), (b) and (c)

      This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons") pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"): (1) Apax Europe IV GP Co. Ltd., a Guernsey limited company, (2) Apax Europe IV GP, L.P., a Delaware limited partnership, (3) Apax-Xerium APIA L.P., a Delaware limited partnership, (4) Apax Europe IV-A, L.P., a Delaware limited partnership,
(5) Apax Europe IV-B, L.P., an English Limited Partnership, (6) Apax Europe IV C GmbH & Co. KG, a German Limited Partnership, (7) Apax Europe IV-D, L.P., an English Limited Partnership, (8) Apax Europe IV-E, L.P., an English Limited Partnership, (9) Apax Europe IV-F, C.V., a Dutch Limited Partnership, (10) Apax Europe IV-G, C.V., a Dutch Limited Partnership, and (11) Apax Europe IV-H GmbH & Co. KG, a German Limited Partnership. The Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. The agreement among the Reporting Persons to file this statement jointly (the "Joint Filing Agreement") is attached hereto as
Exhibit 1. The Reporting Persons may be deemed to constitute a "group" for purposes of Rule 13d-3 of the Exchange Act.

      The Reporting Persons are private equity investment funds principally engaged in the business of investing in securities. The principal address of each of the Reporting Persons is c/o Apax Europe IV GP Co. Ltd., Third Floor Royal Bank Place, 1 Glategny Esplanade, St. Peter Port, Guernsey, Channel Islands GY12HJ.

      (d) and (e)

      During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Since the filing of the Schedule 13G, the Reporting Persons acquired beneficial ownership of in aggregate 2,146,052 shares of Common Stock (as further detailed below). All of such shares were acquired pursuant to the Company's Dividend Reinvestment Plan, dated as of February 20, 2007 (the "DRIP") and represent the re-investment by each Reporting Person of a $0.225 per share cash dividend on March 15, 2007; and a $0.1125 per share cash dividend on each of the following dates: June 15, 2007; September 14, 2007; and December 17, 2007. The Reporting Persons obtained 568,620.1 shares of Common Stock on December 17, 2007, pursuant to the DRIP. Other than the reinvestment of such dividends, no consideration was paid by such entities to acquire such shares. As a result of such acquisition of shares of Common Stock on December 17, 2007, the Reporting Persons held 25,043,764.117 shares, or 54.4%, of Common Stock. The description of the DRIP in this Schedule 13D is qualified in its entirety by reference to such agreement, which is included as an Exhibit hereto and incorporated by reference herein.

--------------------------------------------------------------------------------

ITEM 4. PURPOSE OF TRANSACTION.

      The Reporting Persons acquired an aggregate of 568,620.1 shares of Common Stock on December 17, 2007, pursuant to the DRIP. All of the shares of Common Stock held by the Reporting Persons were acquired primarily for investment purposes. Each of the Reporting Persons intends to monitor its investment in Xerium on an ongoing basis and to take such measures as it deems appropriate from time to time in furtherance of such interests. Each of the Reporting Persons may from time to time acquire additional Common Stock, dispose of some or all of the shares of Common Stock then beneficially owned by it, discuss Xerium's business, operations, or other affairs with Xerium's management, board of directors, stockholders or others, explore and discuss with management, the board of directors, stockholders or others an extraordinary corporate transaction, such as a sale, merger, reorganization or liquidation involving Xerium or take such other similar actions as such Reporting Person may deem appropriate.

      The Company announced on July 9, 2008, that it intends to reconstitute its Board of Directors to increase the number of directors from seven to eight. Following discussions between the Reporting Persons and Xerium, the Nominating and Corporate Governance Committee of the Company's Board of Directors will recommend to its shareholders the election of Mr. Nico Hansen, an affiliate of the Reporting Persons, at the Company's annual meeting, subject to satisfaction of all legal and governance requirements regarding service as a director of the Company and to the reasonable approval of the Nominating and Governance Committee of the Board of Directors. The Reporting Persons may, in the future, seek additional representation on the Board of Directors of the Company.

      Notwithstanding the foregoing, except as described in this Item 4 and in
Item 6, none of the Reporting Persons has any present plan or proposal which relates to or would result in any of the matters referred to in Items (a) through (j) of Item 4 of Schedule 13D of the Securities and Exchange Commission. Each Reporting Person does, however, reserve the right to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

      Apax WW Nominees Ltd., acting as custodian on behalf of the Apax Funds (as defined below), and Apax-Xerium APIA LP entered into a letter agreement with the Company dated December 22, 2006, as subsequently amended on May 2, 2007, pursuant to which the Reporting Persons agreed that they will participate in the DRIP through December 31, 2008 at a level such that at a minimum 50% of each dividend otherwise payable in cash on the Common Stock, including shares not held by Reporting Persons, is reinvested in the Common Stock through the DRIP, provided that the Reporting Persons are not required to reinvest more than 100% of the cash dividends payable to them with respect to such dividend declaration. The Reporting Persons have made no commitment to participate in the DRIP beyond 2008. The description of the letter agreements in this Schedule 13D is qualified in its entirety by reference to such agreements, which are included as an Exhibit hereto and incorporated by reference herein. Subject to such letter agreements and consistent with its investment purpose, each Reporting Person at any time and from time to time may terminate its participation in the Company's DRIP depending upon an ongoing evaluation of the investment in the shares of Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of shares of Common Stock which it may hold at any point in time.

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

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

                                                                                                              SHARED
                                                                                            SOLE POWER        POWER
                                       AMOUNT                    SOLE          SHARED       TO DISPOSE      TO DISPOSE
                                    BENEFICIALLY               POWER TO       POWER TO         OR TO       OR TO DIRECT
                                    OWNED AS OF     PERCENT     VOTE OR      VOTE OR TO     DIRECT THE         THE
REPORTING                           DECEMBER 17,      OF        DIRECT       DIRECT THE     DISPOSITION    DISPOSITION
PERSON                                 2007         CLASS:     THE VOTE:       VOTE:            OF:            OF:
--------------------------------   --------------   -------   ----------   --------------   -----------   --------------
Apax Europe IV GP Co. Ltd.         25,043,764.117      54.4%           0   25,043,764.117             0   25,043,764.117
Apax Europe IV GP, L.P.            25,043,764.117      54.4%           0   25,043,764.117             0   25,043,764.117
Apax-Xerium APIA L.P.                  80,520.588         *%           0       80,520.588             0       80,520.588
Apax Europe IV-A, L.P.             16,674,004.107      36.2%           0   16,674,004.107             0   16,674,004.107
Apax Europe IV-B, L.P.              3,509,515.145       7.6%           0    3,509,515.145             0    3,509,515.145
Apax Europe IV-C GmbH & Co. KG      1,605,931.980       3.5%           0    1,605,931.980             0    1,605,931.980
Apax Europe IV-D, L.P.              1,261,210.374       2.7%           0    1,261,210.374             0    1,261,210.374
Apax Europe IV-E, L.P.                 26,996.270       0.1%           0       26,996.270             0       26,996.270
Apax Europe IV-F, C.V.              1,176,760.502       2.6%           0    1,176,760.502             0    1,176,760.502
Apax Europe IV-G, C.V.                692,212.060       1.5%           0      692,212.060             0      692,212.060
Apax Europe IV-H GmbH & Co. KG         16,613.089         *%           0       16,613.089             0       16,613.089

* Less than 0.1%.

      Apax Europe IV GP, L.P. is engaged principally in the business of serving as the general partner of Apax Europe IV-A, L.P., Apax Europe IV-B, L.P., Apax Europe IV C GmbH & Co. KG, Apax Europe IV-D, L.P., Apax Europe IV-E, L.P., Apax Europe IV-F, C.V., Apax Europe IV-G, C.V., and Apax Europe IV-H GmbH & Co. KG (collectively, the "Apax Funds") and Apax-Xerium APIA L.P., and accordingly exercises investment discretion and control over the shares beneficially owned by these entities. Apax Partners Europe Managers Ltd. is engaged principally in the business of serving as custodian, through its wholly-owned subsidiary Apax WW Nominees Ltd., to affiliates of Apax Partners. Apax Europe IV GP Co. Ltd., a Guernsey limited company, is principally in the business of serving as the general partner of Apax Europe IV GP, L.P. and, in such capacity, exercises investment discretion and control of the shares beneficially owned by Apax-Xerium APIA L.P. and the Apax Funds.

      Except as described in this Schedule 13D, none of the Reporting Persons has effected any transactions in the shares of Common Stock in the 60 days prior to the date of this statement. Except as described in this Schedule 13D, no person has the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Persons.

      All of the percentages calculated in this Schedule 13D are based upon an aggregate of 46,028,003 shares of Common Stock outstanding as of December 31, 2007, as disclosed in the Company's Form 10-Q filed with the Securities and Exchange Commission on May 8, 2008, for the fiscal quarterly period ending March 31, 2008.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference in this Item 6.

      Apax Partners Europe Managers Ltd., through its wholly-owned subsidiary Apax WW Nominees Ltd., holds 24,963,243.529 shares as custodian for the Apax Funds subject to a custody agreement.

      Apax WW Nominees Ltd. is party to a registration rights agreement with the Company pursuant to which a holder of 25% or more of the shares of Common Stock beneficially held by the Reporting Persons can cause the Company to register all or a portion of the Company's shares held by them. The Company will bear the expenses incurred in connection with the filing of any such registration statement.

      Except as otherwise disclosed, there are no contracts, arrangements, understanding or relationships with respect to securities of the Company.

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

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

1. Joint Filing Agreement, dated as of July 10, 2008, by and among the Reporting Persons.*

2. Dividend Reinvestment Plan of Xerium Technologies, Inc. dated February 20, 2007 (Incorporated by reference to Form 8-K filed with the Commission on February 20, 2007).

3. Letter Agreement, dated as of December 22, 2006, by and among Xerium Technologies Inc., Apax WW Nominees Ltd. and Apax-Xerium APIA L.P. (Incorporated by reference to Form 10-K filed with the Commission on April 8, 2008).

4. Letter Agreement, dated as of May 2, 2007, by and among Xerium Technologies, Inc., Apax WW Nominees Ltd. and Apax-Xerium APIA L.P. (Incorporated by reference to Form 10-K filed with the Commission on April 8, 2008).

*     Filed herewith.

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

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 10, 2008


                                    Apax Europe IV GP Co. Ltd.

                                               By: /s/ Denise Fallaize
                                                  ------------------------------
                                                  Name:  Denise Fallaize
                                                  Title: Director

                                    Apax Europe IV GP L.P.

                                               By: ITS Managing General Partner
                                                   Apax Europe IV GP Co. Ltd.

                                               By: /s/ Denise Fallaize
                                                  ------------------------------
                                                  Name:  Denise Fallaize
                                                  Title: Director

                                    Apax-Xerium APIA L.P.

                                               By: Managing General Partner
                                                   Apax Europe IV GP L.P.

                                               By: ITS Managing General Partner
                                                   Apax Europe IV GP Co. Ltd.

                                               By: /s/ Denise Fallaize
                                                  ------------------------------
                                                  Name:  Denise Fallaize
                                                  Title: Director

                                    Apax Europe IV-A, L.P.

                                               By: Managing General Partner
                                                   Apax Europe IV GP L.P.

                                               By: ITS Managing General Partner
                                                   Apax Europe IV GP Co. Ltd.

                                               By: /s/ Denise Fallaize
                                                  ------------------------------
                                                  Name:  Denise Fallaize
                                                  Title: Director

--------------------------------------------------------------------------------

                                    Apax Europe IV-B, L.P.

                                               By: Managing General Partner
                                                   Apax Europe IV GP L.P.

                                               By: ITS Managing General Partner
                                                   Apax Europe IV GP Co. Ltd.

                                               By: /s/ Denise Fallaize
                                                  ------------------------------
                                                  Name:  Denise Fallaize
                                                  Title: Director

                                    Apax Europe IV-C GmbH & Co. KG

                                               By: Managing General Partner
                                                   Apax Europe IV GP L.P.

                                               By: ITS Managing General Partner
                                                   Apax Europe IV GP Co. Ltd.

                                               By: /s/ Denise Fallaize
                                                  ------------------------------
                                                  Name:  Denise Fallaize
                                                  Title: Director

                                    Apax Europe IV-D, L.P.

                                               By: Managing General Partner
                                                   Apax Europe IV GP L.P.

                                               By: ITS Managing General Partner
                                                   Apax Europe IV GP Co. Ltd.

                                               By: /s/ Denise Fallaize
                                                  ------------------------------
                                                  Name:  Denise Fallaize
                                                  Title: Director

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

                                    Apax Europe IV-E, L.P.

                                               By: Managing General Partner
                                                   Apax Europe IV GP L.P.

                                               By: ITS Managing General Partner
                                                   Apax Europe IV GP Co. Ltd.

                                               By: /s/ Denise Fallaize
                                                  ------------------------------
                                                  Name:  Denise Fallaize
                                                  Title: Director

                                    Apax Europe IV-F, C.V.

                                               By: Managing General Partner
                                                   Apax Europe IV GP L.P.

                                               By: ITS Managing General Partner
                                                   Apax Europe IV GP Co. Ltd.

                                               By: /s/ Denise Fallaize
                                                  ------------------------------
                                                  Name:  Denise Fallaize
                                                  Title: Director

                                    Apax Europe IV-G, C.V.

                                               By: Managing General Partner
                                                   Apax Europe IV GP L.P.

                                               By: ITS Managing General Partner
                                                   Apax Europe IV GP Co. Ltd.

                                               By: /s/ Denise Fallaize
                                                  ------------------------------
                                                  Name:  Denise Fallaize
                                                  Title: Director

                                    Apax Europe IV-H GmbH & Co. KG

                                               By: Managing General Partner
                                                   Apax Europe IV GP L.P.

                                               By: ITS Managing General Partner
                                                   Apax Europe IV GP Co. Ltd.

                                               By: /s/ Denise Fallaize
                                                  ------------------------------
                                                  Name:  Denise Fallaize
                                                  Title: Director

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